UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number: 001-34988

SKY-MOBI LIMITED

10/F, Building B, United Mansion

No. 2, Zijinghua Road, Hangzhou

Zhejiang 310013

People’s Republic of China

(86-571) 8777-0978

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

Explanatory Note

This current report on Form 6-K is being filed by Sky-mobi Limited solely for the purposes of revising the Exhibits 15.1 and 15.3 of Sky-mobi Limited’s Form 20-F for the fiscal year ended March 31, 2012, filed with the Securities and Exchange Commission on July 29, 2012.

EXHIBIT LIST

Exhibit	Description

15.1	Consent of Jincheng Tongda & Neal Law Firm

15.3	Consent of Conyers Dill & Pearman (Cayman) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKY-MOBI LIMITED

By:	/s/ Carl Yeung
Name:	Carl Yeung
Title:	Chief Financial Officer

Date: June 27, 2013

Exhibit 15.1

JINCHENG TONGDA & NEAL

10th Floor, China World Tower, No.1 JianguoMenwai Avenue, Beijing 100004, China

Tel : (86-10) 5706-8585 ;Fax : (86-10) 6518-5057, 8515-0267

Sky-mobi Limited

10/F, Building B, United Mansion

No. 2, Zijinghua Road

Hangzhou, Zhejiang 310014

People’s Republic of China

June 27, 2013

Ladies and Gentlemen:

Refer to Securities Act Rule 436(a), which requires the consent to expressly state that counsel consents to the summary or quotation of its opinion. We hereby consent to the inclusion in Sky-mobi Limited’s Annual Report (the “Annual Report”) on Form 20-F for the year ended March 31, 2012, which was filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, on June 29, 2012, of the references to our name and the summary and quotation of our opinion under the captions “Risk Factors” and “Regulations on Business” and we consent to the incorporation by reference of such information in the registration statement on Form S-8 (file number 333-175709) of Sky-mobi Limited, initially filed with SEC on July 22, 2011. We also consent to the filing with the SEC of this consent letter as an exhibit to the foregoing report on form 6-K filed on June 27, 2013. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the regulations promulgated thereunder.

Yours faithfully,

/s/ Jincheng Tongda & Neal Law Firm
Jincheng Tongda & Neal Law Firm

Exhibit 15.3

27 June, 2013

Sky-mobi Limited

10/F, Building B, United Mansion

No. 2, Zijinghua Road

Hangzhou, Zhejiang 310013

People’s Republic of China

Dear Sirs,

Sky-mobi Limited (the “Company”)

Annual Report on Form 20-F

We hereby consent to the summary of and reference to our opinion in the Company’s annual report on Form 20-F for the year ended 31 March 2012 with the U.S. Securities and Exchange Commission (the “SEC”) on June 29, 2012 and the incorporation by reference of such information in Form S-8 (file number 333-175709) filed by the Company on 22 July, 2011 pursuant to U.S. Securities Act Rules 436(a). We also consent to the filing with the SEC of this consent letter as an exhibit to the Company’s current report on form 6-K filed on June 27, 2013. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act, or the Rules and Regulations of the U.S. Securities and Exchange Commission thereunder.

Yours faithfully,

/s/ Conyers Dill & Pearman (Cayman) Limited
Conyers Dill & Pearman (Cayman) Limited

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